2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

April 22, 2009

Via EDGAR Transmission and E-mail Rebecca Marquigny U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Delaware VIP® Trust
File Nos. 811-05162/033-14363

Dear Ms. Marquigny:

     On behalf of Delaware VIP Trust (the “Registrant”), the following are the Registrant’s responses to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the statement of additional information included as part of Post-Effective Amendment No. 48 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A, which was filed on February 13, 2009 for the purpose of changing the objective, investment policies, and name of the Delaware VIP Capital Reserves Series (the “Series”). Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.         Comment: With respect to the Staff’s prior comment concerning the Series’ credit default swap disclosure, the Staff believes that when a fund is not contractually required to cash settle a credit default swap, it must segregate cash or liquid securities sufficient to cover the swap’s full obligation under the swap. Accordingly, the disclosure should be revised to reflect this position.

            Response: The fourth sentence of the third paragraph under “Investment Strategies and Risks --Credit Default Swaps” will be revised as follows:

           “Whether a credit default swap requires the Series to cash settle its obligations or to net its obligations (i.e., to offset its obligations against the obligations of the counterparty), the Series will designate on its books and records cash or liquid securities sufficient to cover its obligations under the credit default swap.”

2.        Comment: Under the “Disclosure of Portfolio Holdings Information” section, identify by name the affiliates of the Manager that may receive non-public portfolio holdings information. Also, identify by name the Registrant’s financial printer.

           Response: The third sentence of the third paragraph of this section will be revised as follows:

Rebecca Marquigny April 22, 2009 Page 2 of 2

“In accordance with the policy, certain third-party service providers receive non-public portfolio holdings information on an ongoing basis in order to perform their duties on behalf of the Series. They are: the Manager’s affiliates (Delaware Management Business Trust, Delaware Service Company, Inc., and the Distributor); the Trust’s independent registered public accounting firm, the Trust’s custodian, the Trust’s legal counsel, the Trust’s financial printer (DG3), and the Trust’s proxy voting service (Institutional Shareholder Services).”

3.       Comment: Under “Portfolio Managers – Description of Material Conflicts of Interest”, disclose the actual conflicts of interest to which the Series’ portfolio managers are subject.

       Response: Item 15(a)(4) requires that the Registrant include “[a] description of any material conflicts that may arise in connection with the Portfolio Managers management of the Fund’s investments, on the one hand, and the investments of other accounts included in response to paragraph (a)(2) of this Item, on the other.” The Registrant believes that its current disclosure describes with appropriate specificity the potential material conflicts of interest that may arise from managing multiple accounts. Moreover, the Registrant does not believe that the Series’ portfolio managers are subject to unique conflicts of interests that are not addressed by the current disclosure.

4.      Comment: Include disclosure explaining the concept of proportional voting and its consequences.

         Response: The following disclosure will be added under the “Principal Holders” section:

        “To the extent that contract holders do not provide voting instructions to an insurance company, the insurance company will generally vote such contract holders’ shares in the same proportion as the votes received from other contract holders (so called “echo voting”). The effect of this proportional voting is that a small number of contract holders may determine the outcome of a vote.”

* * *

     Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik Jonathan M. Kopcsik